10026785

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2010
Washington, DC
110

SEC FILE NUMBER
8- 15236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HLH Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 Silver Pine Drive
(No. and Street)

Newport Coast (City) CA (State) 92657 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Hull 888 311-2421 x10206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road, (Address) Los Angeles (City) CA (State) 90027-1442 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/5/2010

OATH OR AFFIRMATION

I, Howard Hull, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HLH Securities, Inc, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

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ORANGE COUNTY
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Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

HLH SECURITIES, INC.

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors
HLH Securities, Inc.
Newport Coast, California

I have audited the accompanying statement of financial condition of HLH Securities, Inc. (the Company) as of December 31, 2009 and related statements of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2009 and the results of its operations, cash flows and stockholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 14, 2010

HLH Securities Inc.
Statement of Financial Condition
December 31, 2009

Assets

Cash		
Checking	$ 1,683	
Money market	87,424	$ 89,107
Due from officer		35,000
Total assets		$ 124,107

Liabilities and Stockholders' Equity

Liabilities		
Accrued expenses		$ 800
Total liabilities		800
Stockholders' equity		
Common stock ($0 par value, 10,000,000 shares authorized, 10,000 shares issued and outstanding)	$ 6,180	
Retained earnings	117,127	123,307
Total liabilities and stockholders' equity		$ 124,107

The accompanying notes are an integral part of these financial statements.

HLH Securities Inc.
Statement of Operations
For the Year Ended December 31, 2009

Revenues		
Reimbursed expenses	$	2,000
Interest income		179
Total revenues		2,179
Expenses		
Charitable contributions		1,050
Dues and subscriptions		1,047
Professional services		4,435
Regulatory fees		1,401
All other		161
Total expenses		8,094
Net income (loss) before income tax provision		(5,915)
Income tax provision		800
Net income (loss)	$	(6,715)

The accompanying notes are an integral part of these financial statements.

HLH Securities Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2009

	Common Stock Shares		Common Stock		Paid-In Capital		Retained Earnings		Total
Balance, December 31, 2008	0	$	6,180	$	0	$	123,842	$	130,022
Net Income (Loss)							(6,715)		(6,715)
Balance, December 31, 2009	0	$	6,180	$	0	$	117,127	$	123,307

The accompanying notes are an integral part of these financial statements.

HLH Securities Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2009

Cash Flows from Operating Activities:		
Net income (loss)	$	(6,715)
Changes in operating assets and liabilities:		
Accrued expenses		800
Consulting fee payable		0
Net cash provided in operating activities		(5,915)
Cash Flows from Investing Activities:		0
Cash Flows from Financing Activities:		0
Net increase in cash		(5,915)
Cash at beginning of year		95,022
Cash at end of year	$	89,107

<u>Supplemental Information</u>

Interest paid	$	0
Income taxes paid	$	0

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS

HLH Securities, Inc. (an S Corporation), (the "Company") was formed on August 29, 1988 in the State of California. On June 9, 1992, the Company merged with a Nevada S Corporation. The surviving corporation bears the same name, but is now a Nevada S Corporation. The Company is principally engaged in the business of structuring investments to be offered primarily to pension funds and/or other institutional investors. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents – for the purposes of the balance sheet and statement of cash flows, all highly liquid investments with original maturities of three months or less are considered cash equivalents.

Revenue Recognition – Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. During 2009, revenues were generated primarily from one customer.

Income taxes - The Company elected to be taxed as an S Corporation for Federal and California state income tax purposes. As an S Corporation, Federal and California state taxable income or loss of the Company is allocated to each stockholder in proportion to the stockholder's ownership interest. The appropriate income tax for the allocated share of income is determined by the stockholder's tax status.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000), as defined, under such provisions. See page 9 for the computation of net capital.

NOTE 4 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

During the year ended December 31, 2009, SIPC raised its member's assessment to 0.0025 of each member's securities business total revenue. The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for fiscal years ending December 31, 2009 because the SIPC assessment is a minimum assessment of $150.

HLH Securities Inc.
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2009

Computation of Net Capital		
Total ownership equity from statement of financial condition	$	123,307
Nonallowable assets		
Due from officer		(35,000)
Net capital	$	88,308
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	53
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
Excess capital	$	83,308
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	88,228
Computation of Aggregate Indebtedness		
Total liabilities	$	800
Percentage of aggregate indebtedness to net capital		0

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$	89,823
Variance:		
Decrease in cash		(716)
Increase in liabilities		(800)
Rounding		1
Net Capital per Audited Report	$	88,308

The accompanying notes are an integral part of these financial statements.

HLH SECURITIES, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to HLH Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

HLH SECURITIES, INC.
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to HLH Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART II
Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
HLH Securities, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of HLH Securities, Inc. (the Company) for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
HLH Securities, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above. However, I did find that the Company did not post the previous audit journal entries and that the money market account interest income was not posted to the books. I discussed this with management and this will be immediately corrected.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 14, 2010